N E W S  R E L E A S E

OzEmail Announces Issue of 14.9% Stake to MCI WorldCom

FOR MORE INFORMATION CONTACT:
Sean Howard, Michael Ward - Sydney, Australia - (+612) 9433 2400

Sydney, Australia, December 14, 1998 - OzEmail Limited (Nasdaq: OZEMY, ASX:
OZM) ("the Company") today announced that it has issued 21,863,174 ordinary shares (equivalent to 2,186,317 ADSs), constituting approximately 14.9% of the outstanding shares following the issuance, to UUNET Holdings Australia Pty Limited, a wholly owned subsidiary of MCI WorldCom Inc., at a purchase price equal to US$2.00 per share (equivalent to US$20.00 per ADS). OzEmail said that its Board of Directors had approved the issue of the shares.

MCI WorldCom has advised the Company that MCI WorldCom intends to make a take-over bid for all outstanding shares of the Company at a price of US$22.00 per ADS (US$2.20 per share) net to the seller in cash. At the OzEmail board meeting, Malcolm Turnbull, Sean Howard, and Trevor Kennedy, directors of the Company (who together beneficially owned approximately 54% of the outstanding OzEmail shares prior to the MCI WorldCom issuance) indicated that, subject to reviewing the offer documents to be prepared by MCI WorldCom and, absent a more favourable offer, they intended to accept the offer. The Board indicated that it intends to make a recommendation to OzEmail shareholders after it has had an opportunity to review MCI WorldCom's offer document and Part A Statement.

Goldman Sachs Australia LLC acted as the financial adviser to OzEmail
Limited.


About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K, dated May 15, 1998, August 14, 1998, November 9, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.